December 10, 2009

H. Roger Schwall, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4631

Re:	Keyser Resources Inc. Form S-1 Registration Statement File No. 333-159561

Dear Mr. Schwall:

On behalf of our client, Keyser Resources Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated August 11, 2009 (the “Comment Letter”) with respect to the above-referenced registration statement.

In order to facilitate your review of Amendment No. 2, we have restated and responded, on behalf of the Company, to each of the comments set forth in the Comment Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 2.

Special Note Regarding Forward-Looking Statements, page 1

1.  We note your response to out prior comment 2 and we substantially reissue the comment. You are responsible for providing complete, accurate, and reliable disclosure in the prospectus and in every document you file with the Commission. Revise to eliminate any text that would suggest otherwise, including the admonition that "You should not rely on these forward-looking statements...."

We have substantially revised the Special Note Regarding Forward-Looking Statements in response to the Staff’s comments.

Development of the Business, page 14

2.  Inconsistent and incomplete disclosure remains throughout your document. We reissue prior comments 8, 9, and 10. Revise your prospectus to provide consistent, accurate, current, and comprehensive disclosure. The following items, while not a complete list, must be addressed with clarity:

•	working capital as of the latest practicable date, and no earlier than June 30, 2009;
•	contractual commitments and all other material payment obligations as of June. 30, 2009, or a later date;
•	updated estimated costs for. Phase. One;
•	estimated legal costs as of June 30, 2009, or a later. date;
•	amount of legal fees paid as of June 30, 2009, or a later date; and estimated offering costs.

Among other items, we note the following:

•	at page 16, you list estimated professional fees for the next 12 months, beginning January 2009, as $30,000;
•	you indicate that that amount includes legal and auditing fees;
•	you list total offering expenses of $8, which is $61,000 less than the amount that you provide at page. II-1;
•	the total at page 16 does not include offering expenses;
•	it also does not appear to include the $12,500 cash payment to Bearclaw that is required by September 30, 2009;
•	in `Liquidity and Capital Resources" at page 24, you state that your anticipated monthly expenses "after April 2009 ... will increase to approximately $10,000";
•	you refer to planned exploration expenditures. "beginning June 2007"; and
•	you include an incomplete sentence "Of the $150,000 we require."

Along with including re-audited financial statements for the period ended December 31, 2007 and year ended December 31, 2008 and the unaudited financial statements for the three months and nine months ended September 30, 2009, we have revised the financial information and projections included in the registration statement.

3.  Revise to explain further why in the period from May 28 to July 24 you reduced by more than 50% your estimated costs for Phase One, as well as the impact on your overall business plan. Make clear whether the changes resulted from an updated geologist's report, a desire to cut costs without regard to the impact on business plan viability, the "late start" to which you refer at page 15, or some other factors.

We added the following text in response to your comment:

To make best use of our funds, our Phase One Exploration program targets, as recommended by the geologist, testing in locations with a higher probability of success based on favorable geology and as a logical follow-up to areas of previous work performed on the site.  If the high priority targets recommended do not result in economically viable results, we can move on to another area without the unnecessary expenditures to continue exploration of areas considered to be lower priority targets (lower probability of success) by our geologist or consider letting the option on the Rey Lake property expire.

4.  Disclose in necessary detail the results of the letters of notice of work that were sent out the week of July 24, particularly now that the ten-day period has passed.

We added the following text in response to your comment:

Before the soil survey is performed, permission from private landowners is required.  As mentioned in the Rey Lake Geologist Report, a land title search shows much of the property is on private land.  Also, the present access road to the property also passes through several private land lots.  Land owners must be given a ten day advance notice when access to the property is required.  Discovery Consultants of Vernon B.C. has prepared letters of notice of work to the landowners. Work can commence any time after 8 days after receiving the notice.  No reply or follow-up is necessary a landowner expresses a concern. To date, no concerns have been expressed by any landowner.

5.  Revise to clarify the statement at page 15 "as explained in later questions" and to explain on what basis the "higher priority areas" were selected.

We added the following text in response to your comment:

To make best use of our funds, our Phase One Exploration program targets, as recommended by the geologist, testing in locations with a higher probability of success based on favorable geology and as a logical follow-up to areas of previous work performed on the site.  If the high priority targets recommended do not result in economically viable results, we can move on to another area without the unnecessary expenditures to continue exploration of areas considered to be lower priority targets (lower probability of success) by our geologist or consider letting the option on the Rey Lake property expire.

Development of the Business, page 16

6.  We note your response to our prior comment 11. Expand your disclosure at both pages 15 and 16 to clarify that Mr. Bidaux is not obligated to provide any necessary funding for the listed programs personally, as you stated in your response. Also explain why you suggest at page 15 that he may arrange for this personally, but at page 16 you instead refer to a possible asset sale.

We added the following text in response to your comment:

Our President will use his best efforts to arrange for the financing of any shortfall via additional equity financing.   There is, however, no written agreement in place. There is a risk that we may not obtain additional financing. This risk is one of many risk factors, described in detail under the section of Risk Factors, which may adversely affect our ability to begin and sustain profitable operations.

7.  Discuss in necessary detail what assets you would consider selling and how the disposition of those assets would be consistent with your stated business plan with regard to the Rey Lake Property.

We removed the reference to an asset sale.

Transactions with Related Persons, page 26

8.  We note the revisions you made in response to prior comment 13. Explain why you no longer refer to the three companies he purportedly spent 80% of his time running, and discuss in necessary detail any affiliation he has or has had at any time with those three entities. If he instead now spends all but 20% of his time working for Stirling Investor Relations, revise his biographical sketch to make this clear and to provide his title, or office at SIR.

The biography provided in the Registration Statement filed on May 28, 2009 was not accurate due to an error in transmitting changes to the printer.  The biography in Amendment #1 and the current amendment is correct.

Signatures

9. We reissue prior comment 16. Form S-1 requires that a majority of the board of directors must sign the registration statement.

We have revised the signature page to include the director.

Financial Statements

General

10. Please update the financial statements and all related disclosure in your registration statement to comply with Rule 8-08 of Regulation S-X.

We have included updated financial statements to comply with Rule 8-08 of Regulation S-X.

If you have any questions or comments regarding the enclosed materials, please call me at (646) 810-0612.

Very truly yours,

/s/ Peter DiChiara
Peter DiChiara

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